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                                                               EXHIBIT 99(a)(18)



Dear Ariba Employees:

As you are probably aware, on Monday Ariba released its preliminary fiscal second quarter results, indicating that Ariba's results for the quarter ended March 31, 2001 are expected to be significantly lower than our previous expectations. Ariba also announced a reduction in Ariba's workforce by approximately 700 employees, the termination of our proposed merger with Agile Software Corporation, and the need to take certain significant one-time write-offs and to significantly write down goodwill related to recent acquisitions. I have attached a copy of the press releases related to these announcements. Furthermore, Ariba expects to announce its final fiscal second quarter results on or around April 20, 2001. We will post a copy of these final results when they are released on Ariba's Investor Relations web site at www.ariba.com.

You should consider the information contained in the attached press releases, the information to be contained in Ariba's final fiscal second quarter results, and the information contained in the Offer to Exchange and the related election form in deciding whether to participate in (or to modify or rescind your participation in) the Ariba Stock Option Exchange Program. You should also consider Ariba's other publicly available disclosure documents filed with the SEC, as well as the financial information attached to this e-mail which supplements the Offer to Exchange, in making your decision.

Please remember that the deadline for electing to participate in, or for modifying or rescinding your previous election to participate in, the Ariba Stock Option Exchange Program is 9:00 p.m. PDT on April 27, 2001 (unless this deadline is extended by Ariba prior to that time). After the deadline, your election to participate in the program will be irrevocable.

Please note that the safe harbor under the Private Securities Litigation Reform Act of 1995 is not available with respect to statements that are made in connection with the Offer to Exchange.

Bob


ATTACHMENT 1

[Attachment 1 is Exhibit (a)(19) attached hereto]


ATTACHMENT 2

Monday April 2, 4:08 pm Eastern Time

Press Release

SOURCE: Ariba, Inc.

Ariba Announces Preliminary Second Quarter Results

Revenues to Be Significantly Below Expectations

MOUNTAIN VIEW, Calif., April 2 /PRNewswire/ -- Ariba, Inc. (Nasdaq: ARBA - news)
                                                                    ----   ----
today announced that results for its fiscal second quarter ended March 31, 2001 are expected to be significantly lower than the Company's previous expectations. Total revenues are now expected to be approximately $90 million, which would represent approximately 125 percent growth over the same period last year. As a result of the revenue shortfall, the Company expects a significant loss from operations of approximately ($0.20) per share excluding certain non-cash charges for the quarter.

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"As many others are also realizing, the slowdown in both the economy and technology spending has been much more dramatic than we had previously expected. At the end of the quarter, we experienced a large unexpected drop-off in our sales closure," said Keith Krach, Ariba's chairman and CEO. "While many customers selected Ariba's technology, spending decisions at the executive level were postponed as customers evaluated their budgets in light of the prevailing economic uncertainty. This impact was primarily in North America, but is beginning to be felt in Europe as well."

As a result of the economic conditions, the Company also announced a plan to reduce spending across all major areas, including a reduction in workforce by approximately 700 employees, which represents about one-third of the total current employee base. "We are taking immediate and decisive action to ensure our business plans reflect today's economic realities," continued Mr. Krach. "We have some of the best people in the industry at Ariba and this is certainly a difficult step to take. Unfortunately, like many other companies, we find ourselves having to make similar, painful moves."

"Under current market conditions, the predictability of our business going forward is very limited, so it's important to realign our own expense structure immediately," said Bob Calderoni, executive vice president and chief financial officer. "We believe that the actions we are initiating today will help to protect our financial position during this current economic downturn and should position us well as the economy recovers."

As a result of the difficult economic conditions and other factors, Ariba expects to incur significant one-time write-offs relating to, among other things, investments and real estate commitments. The Company also expects to incur a significant write down of goodwill related to recent acquisitions.

In addition, as further described in a joint press release issued today by Ariba and the Agile Software Corporation, given the challenging economic and market conditions, Ariba and Agile have decided not to continue their proposed merger.

The company will be holding a conference call today at 2:00 pm PT. The dial-in number is 719-457-2654. There will be a live web broadcast available on the investor relations web site at www.ariba.com. A replay of this call will be
                               -------------
available at 4:00 PT by dialing 719-457-0820, passcode 462-927. Ariba's final results will be announced on April 20, 2001.

About Ariba

Ariba, Inc. is the leading business-to-business (B2B) eCommerce platform, provider. Through the Ariba B2B Commerce Platform - an open, end-to-end infrastructure of interoperable software solutions and hosted Web-based commerce services - the company enables efficient online trade, integration and collaboration between B2B marketplaces, buyers, suppliers and commerce service providers. The global reach and best-of-breed functionality of the Ariba B2B Commerce Platform creates Internet-driven economies of scale and process efficiencies for leading companies around the world. Ariba can be contacted in the U.S. at 650-930-6200 or at www.ariba.com.

Ariba Safe Harbor

Safe Harbor Statement Under the Private Securities Litigation Reform Act 1995:
Information and announcements in this release involve Ariba's expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Ariba as of the date of the release, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: delays in development or shipment of new versions of our Ariba B2B Commerce Platform; lack of market acceptance of the Ariba B2B Commerce Platform or other new products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; our ability to attract and retain qualified employees; difficulties in assimilating companies previously acquired, including Tradex, Trading Dynamics, and SupplierMarket.com; inability to expand our operations to support increased growth; the recognition of an increasing portion of revenues at the end of the quarter; declining economic conditions, including a recession; inability to control costs; changes in our pricing or compensation policies; inability to successfully manage a reduction in the company's workforce; and
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significant fluctuations in our stock price. These and other factors and risks associated with our business are discussed in the Company's Form 10-K filed December 29, 2000 and Form 10-Q filed February 14, 2001.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform is a trademark of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

SOURCE: Ariba, Inc.


ATTACHMENT 3

The information set forth on pages 53 through 84 of Ariba's Annual Report on Form 10-K for its fiscal year ended September 30, 2000 and pages 3 through 13 of Ariba's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 is incorporated herein by reference and may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in the Offer to Exchange under "Additional Information."

Our earnings available for fixed charges of $(29,202,000) were inadequate to cover our fixed charges of $215,000 for the fiscal year ended September 30, 1999. Our earnings available for fixed charges of $(790,812,000) and $(339,032,000) were inadequate to cover our fixed charges of $221,000 and $51,000 for the year ended September 30, 2000 and three months ended December 31, 2000, respectively. Our book value per share was $13.01 as of December 31, 2000.